SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                         Stanley Furniture Company, Inc.
                         ------------------------------
                                (Name of Issuer)

                    Common Stock , Par Value $.02 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   854305208
                                   ---------
                                 (CUSIP Number)

                               David W. Robertson
                       McGuire, Woods, Battle & Boothe LLP
                                One James Center
                            Richmond, Virginia 23219
                                 (804) 775-1031
           ---------------------------------------------------------
           (Name, Address and Telephone Number of Persons Authorized
                    to Receive Notices and Communications)
                                  July 29, 1999
                                  -------------
            (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 854305208
                                  Schedule 13D

1)    Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
      ----------------------------------------------------------------------
      (Entities Only)

      Albert L. Prillaman

2)    Check the Appropriate Row if a Member of a Group (See Instructions)
      ------------------------------------------------
      (a)
      (b)

3)    SEC Use Only
      ------------

4)    Source of Funds (See Instructions)
      ---------------
      OO

5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Item
      ---------------------------------------------------------------------
      2(d)or 2(e)
      -----------

6)    Citizenship or Place of Organization                       United States
      ------------------------------------

      Number of           7)  Sole Voting Power                      548,214
                              -----------------
      Shares Bene-        8)  Shared Voting Power                          0
      ficially                -------------------
      Owned by            9)  Sole Dispositive Power                 548,214
      Each                    ----------------------
      Reporting          10)  Shared Dispositive Power                     0
      Person With             ------------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person
      ------------------------------------------------------------
      548,214

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      -----------------------------------------------------------------
      (See Instructions)

13)   Percent of Class Represented by Amount in Row (11)
      --------------------------------------------------

      7.3%

14)   Type of Reporting Person (See Instructions)
      ------------------------
      IN

                                  SCHEDULE 13D

Items 5 and 6 are amended as set forth below:

5.    Interest in Securities of Stanley.
      ---------------------------------

      The undersigned is beneficial owner of 548,214 (or 7.3% of the outstanding) shares of Common Stock. Such number includes 330,420 shares which could be acquired upon exercise of options granted under the Stanley 1994 Stock Option Plan (the "Stock Option Plan"). The undersigned has the sole power to vote or to direct the vote of the shares beneficially owned by him and the sole power to dispose or to direct the disposition of the shares beneficially owned by him; however, the undersigned may not sell or vote shares which may be acquired on exercise of options until such options are exercised and the related Common Stock is issued.

      The undersigned has had no transactions in the class of securities beneficially owned by him in the sixty days on or before August 6, 1999, except (i) on July 23, 1999, he exercised stock options for 50,000 shares of Common Stock with an exercise price of $4.25 per share and sold 50,000 shares of Common Stock on the open market at a price of $23.75 per share, and (ii) on July 29, 1999, he exercised stock options for 20,000 shares of Common Stock with an exercise price of $4.25 for 2,766 of such shares and an exercise price of $5.00 per share for 17,234 of such shares and sold 20,000 shares of Common Stock on the open market at a price of $23.9375 per share.

6.    Contracts, Arrangements, Understandings or Relationships with Respect to
      ------------------------------------------------------------------------
      Securities of Stanley.
      ---------------------

      Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and any other person with respect to any securities of Stanley.

                                    Signature
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
                                    /s/ Albert L. Prillaman
Dated:  August 6, 1999            ------------------------------------
                                        Albert L. Prillaman